SECURITIES AND EXCHANGE COMMISSION
                        Washington, D. C. 20549

                             Schedule 13G

               Under the Securities Exchange Act of 1934

                           (Amendment No. 7)

                        FOREST OIL CORPORATION
               _________________________________________
                           (Name of Issuer)

               Class B Stock, par value $ .10 per share
              _________________________________________
                    (Title of Class of Securities)

                             346091-30-9
              _________________________________________
                            (CUSIP Number)

               Check the following blank if a fee is being paid with
               this statement.   ______

     CUSIP NO. 346091-30-9
               ___________
__________________________________________________________________________
1)   Names of Reporting Persons
     S.S. or I.R.S. Identification                 William D. Miller
     Nos. of Above Persons                       Soc. Sec. ###-##-####
__________________________________________________________________________
2)   Check the Appropriate Box                 (a)
     if a Member of a Group                    (b)          X
     (See Instructions)
__________________________________________________________________________
3)   SEC Use Only
__________________________________________________________________________
4)   Citizenship or Place
     of Organization                            United States of America
__________________________________________________________________________
 Number of            (5) Sole Voting Power                0
 Shares Bene-         (6) Shared Voting              ______________
   ficially               Power                      Not applicable
 Owned by             (7) Sole Dispositive           ______________
 Each Report-             Power                            0
   ing Person         (8) Shared Dispositive         ______________
 With                     Power                      Not applicable
__________________________________________________________________________
9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                        0
__________________________________________________________________________
10)  Check if the Aggregate Amount
     in Row (9) Excludes Certain
     Shares (See Instructions)                       Not applicable
__________________________________________________________________________
11)  Percent of Class Represented
     by Amount in Row 9                                    0%
__________________________________________________________________________
12)  Type of Reporting Person (See
     Instructions)                                         IN
__________________________________________________________________________

THIS FILING CONSISTS OF THREE PAGES.

Item 1(a) Name of Issuer:  Forest Oil Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

                    78 Main Street
                    Bradford, PA  16701

Item 2(a) Name of Person Filing:  William D. Miller

Item 2(b) Address or Principal Business Office or, if none, Residence:

                    78 Main Street
                    Bradford, PA  16701

Item 2(c) Citizenship:  United States of America

Item 2(d) Title of Class of Securities:  Class B Stock, par value $.10 per share

Item 2(e) CUSIP Number:  346091-30-9

Item 3    Statement filed pursuant to Rules 13d-1(b), or 13d-2(b):

                    Not applicable

Item 4    Ownership.

          (a) Amount Beneficially Owned: 0 shares as of December 31, 1993
          (b) Percent of Class: 0%
          (c) Number of shares as to which such person has:
            (i) sole power to vote or to direct the vote--0
           (ii) shared power to vote or to direct the vote--Not applicable
          (iii) sole power to dispose or to direct the disposition of--0
           (iv) shared power to dispose or to direct the disposition of--Not applicable

Item 5    Ownership of Five Percent or Less of a Class.

               If this statement is being filed to
               report the fact that as of the date
               hereof the reporting person has
               ceased to be the beneficial owner of
               more than five percent of the class
               of securities, check the following  ( X ).*

Item 6    Ownership of More than Five Percent on Behalf of Another Person.

                    Not applicable

*Due to the reclassification of each share of Forest Oil Corporation's Class B Stock into 1.1 shares of Common Stock, pursuant to shareholder approval on May 14, 1993, the Class B Stock has ceased to exist.

Item 7    Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on
            By the Parent Holding Company.

                    Not applicable

Item 8    Identification and Classification of Members of the Group.

                    Not applicable

Item 9    Notice of Dissolution of Group.

                    Not applicable

Item 10   Certification.

                    Not applicable


SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 3, 1994                  /s/William D. Miller
      __________________                ____________________
                                          William D. Miller